SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
iRobot Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

462726100 *
(CUSIP Number of Class of Securities)

Colin M. Angle
Chairman of the Board and Chief Executive Officer
iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
(781) 430-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Mark T. Bettencourt, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee**
Not applicable	Not applicable

*	Refers to common stock underlying the options.

**	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
Ex-99.2 Communcation to domestic employees, dated April 2, 2009
Ex-99.3 Employee Frequently Asked Questions, dated April 2, 2009
Ex-99.4 Communication to international employees, dated April 2, 2009

Attached to this filing are (i) iRobot Corporation’s (the “Company”) Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve an amendment to the Company’s 2005 Stock Option and Incentive Plan and a stock option exchange program for eligible Company employees, excluding, among others, executive officers (the “Option Exchange Program”); (ii) a communication sent by the Company’s chief executive officer to its domestic employees on April 2, 2009 regarding the proposed Option Exchange Program (“Domestic Employee Communication”); (iii) frequently asked questions, sent to the Company’s domestic employees on April 2, 2009, regarding the proposed Option Exchange Program (“Employee FAQs”); and (iv) a communication sent by the Company’s chief executive officer to its international employees on April 2, 2009 regarding the proposed Option Exchange Program (“International Employee Communication”).
The tender offer described in the Proxy Statement, the Domestic Employee Communication, the Employee FAQs and the International Employee Communication has not yet commenced. At the time the Option Exchange Program has commenced, the Company will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from either the Securities and Exchange Commission’s website at www.sec.gov or by written request to iRobot Corporation at 8 Crosby Drive, Bedford, Massachusetts 01730.
Item 12. Exhibits.

Exhibit No.	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Stockholders Meeting (filed with the Securities and Exchange Commission on April 2, 2009 and incorporated herein by reference).

99.2	Communication to domestic employees, dated April 2, 2009, from Colin M. Angle.

99.3	Employee Frequently Asked Questions, dated April 2, 2009.

99.4	Communication to international employees, dated April 2, 2009, from Colin M. Angle.